TiptreeInc.

                    October 5, 2023

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael Volley and Amit Pande

Re:     Tiptree Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
Filed March 8, 2023
File No. 001-33549

Dear Messrs. Volley and Pande:

On behalf of Tiptree Inc. (the “Company”), the following are responses to the comments on the above-referenced report provided by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated September 11, 2023. To assist your review, the text of the Staff’s comments is in italics below.

Form 10-K for Fiscal Year Ended December 31, 2022, Market Opportunity, page 15
1.    We note your disclosure here, as well as similar disclosure on page 55, that service contract gross written premium equivalents in U.S. Warranty Solutions were $852 million and $652 million for 2022 and 2021. We also note you disclose on page F-46 that you recognized revenue from service contracts of $210 million and $163 million for 2022 and 2021. We further note that you disclose on page F-47 that deferred revenue related to service contracts was $581 million and $470 million at December 31, 2022, and 2021. Please tell us in detail and revise future filings to reconcile the amount of service contract gross written premiums to the amount of revenue recognized and explain the difference.

Response:
The following tables provide the reconciliation of service contract total premium equivalents to the amount of revenue recognized in U.S. warranty solutions at December 31, 2022, and 2021 on page 55:

660 Steamboat Road Greenwich, Connecticut 06830 (212) 446-1400

(In thousands)

2022	Premium Equivalents	Beginning balance Deferred Revenue	Additions (Gross Revenue)	Amortization (Earned Revenue)	Ending balance Deferred Revenue
Services Contract Revenue (1)	$682,047	$470,399	$322,300	$210,816	$581,882
Motor Club Revenue	$51,425	$24,870	$51,425	$53,346	$22,949
Other	$9,171		$5,916	$5,916
Premium Financing (2)	$110,196
Total Premium Equivalents	$852,839
1.The difference between Premium Equivalents and Additions (Gross Revenue) is due to failure to perform vehicle service contracts whereby premiums are deposited into trust accounts held off balance sheet for the benefit of the Company.
2.Premium Financing represents the origination volumes on the Company’s premium financing receivable offering and are not included in Service and Administrative Fee Revenue or in the Total Premium Equivalents calculation.

2021	Premium Equivalents	Beginning balance Deferred Revenue	Additions (Gross Revenue)	Amortization (Earned Revenue)	Ending balance Deferred Revenue
Services Contract Revenue (1)	$500,015	$348,391	$285,590	$163,583	$470,399
Motor Club Revenue	$49,535	$16,969	$49,535	$41,634	$24,870
Other	$21,373		$17,784	$17,784
Premium Financing (2)	$81,131
Total Premium Equivalents	$652,054
1.The difference between Premium Equivalents and Additions (Gross Revenue) is due to failure to perform vehicle service contracts whereby premiums are deposited into trust accounts held off balance sheet for the benefit of the Company.
2.Premium Financing represents the origination volumes on the Company’s premium financing receivable offering and are not included in Service and Administrative Fee Revenue or in the Total Premium Equivalents calculation.

A portion of Total Premium Equivalents are failure to perform vehicle service contracts whereby premiums are deposited into trust accounts held off balance sheet for the benefit of the Company. Just as management considers Gross Written Premiums to be a relevant measure of volume, regardless of the impact of reinsurance on net earned premiums, management considers Premium Equivalents to be a relevant measure of contract volume, regardless of whether the Company retains the full obligation.

As requested, the Company will revise future filings to reconcile the amount of service contract premium equivalents to the amount of revenue recognized in U.S. warranty solutions.

2.     To the extent that certain service contract revenue is recognized as Earned Premiums, net, please tell us in detail and revise your revenue recognition policies on page F-16 in future filings, to more clearly describe the service contract activities that are insurance contracts and accounted for under ASC 944 and those that are contracts with customers and accounted for under ASC 606. Also, discuss how you determine which contracts are accounted for under ASC 944.

Response:
The Company confirms that it does not recognize service contract revenue within its Earned Premiums. All insurance contracts are accounted for under ASC 944.

The Company further confirms that service contract revenue is accounted for under ASC 606. Please see the response to comment 11 below for further details on the Company’s revenue recognition methods used.

As requested, the Company will revise its disclosure in future filings related to revenue recognition policies to more clearly describe the Company’s policy of accounting for such service contract revenue under ASC 606.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

3.    We note disclosure on page F-29 that premiums assumed from other companies were $310 million and represented 34% of total premiums earned for 2022. Given the materiality of assumed premiums, please tell us and revise future filings to discuss the relevant facts and circumstances related to this revenue source to inform investors about the quality of, and potential variability of your revenue, earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance. Additionally, please ensure you disclose all information required by ASC 275-10-50-18 and ASC 280-10-50-42, if applicable.

Response:
In connection with its disclosure, the Company considered the information required by ASC 275-10-50-18 and ASC 280-10-50-42. The Company’s strategy within its insurance operations is to be a direct writer of the products it offers, and to use assumed reinsurance only as necessary to execute its business plan. As the Company expands to new geographies and expands its product offerings, it works to obtain the necessary licenses to support direct writing of risks. During the licensing phase, the Company will engage third party insurers where necessary to provide direct writing capability for transactions that the Company underwrites but for which it cannot yet be the direct writer. As licenses are obtained and the Company is able to transition to be the direct writer, the blocks of business transition from assumed to direct, and the third-party insurer involvement declines. In considering whether disclosure is required under ASC 275-10-50-18 and ASC 280-10-50-42, the Company notes that four such blocks of business comprised 84% of the $310 million earned premiums assumed from other companies in 2022. The Company intends to write this business directly upon obtaining the necessary licenses, and management views the assumed business as having the same characteristics as the direct business the Company already writes.
The Company will revise future filings to discuss the facts and circumstances around the earned premiums and how the Company accounts for such earned premiums prior to and after receiving licenses to support direct writing of risks.

Adjusted Net Income - Non-GAAP, page 63.

4.    Please tell us, provide us a quantified reconciliation, and revise future filings to explain, why the amount of “net realized and unrealized gains (losses)” included in the reconciliation of adjusted net income does not agree to the amount presented in the Consolidated Statements of Operations and detailed in Note 6 on page F-28. Please ensure you clearly explain the nature of amounts being excluded from adjusted net income. Please also tell us how you considered whether excluding certain realized and unrealized gains (losses) have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP and would therefore result in the non-GAAP measure being misleading and violate Rule 100(b) of Regulation G. Refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance.

Response:
The following is a quantitative reconciliation between the amounts presented in the Consolidated Statements of Operations and detailed in Note 6 on page F-28 compared to the amounts included in the reconciliation of adjusted net income on page 63.

	2022	2021
Net realized and unrealized gains (losses) – As reported within Revenues in Consolidated Statements of Operations	$69,983	$151,350
Less: net realized and unrealized gains from Mortgage segment (Reliance) (1)	($44,342)	$(86,509)
Less: net realized and unrealized gains from Held-for-sale mortgage business (Luxury)	($20,197)	$(57,958)
Less: net realized loss resulting from the impact of special dividend on certain investment securities	-	$5,738
Net realized and unrealized gains (losses) – Amounts excluded from Adjusted Net Income (2)	$5,444	$12,621
1.Total mortgage segment net realized and unrealized gains were $51,345 and $92,307 for the years ended December 31, 2022 and 2021, respectively. The difference between the total mortgage segment net realized and unrealized gains and the figures listed for this line item in the table above is the unrealized gain on mortgage servicing rights of $7,003 and $5,798 for the years ended December 31, 2022 and 2021, respectively. The Company deducts gains (losses) on mortgage servicing rights consistent with the approach described in the response to comment 5.
2.These amounts include net realized and unrealized gain (losses) on investments and asset sales and realized and unrealized gain (losses) on mortgage servicing rights.

The Company considered Regulation G Rule 100(b) and Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations in calculating Adjusted Net Income. For the reasons discussed in this response and the response to comment 5 below, the Company believes the use of Adjusted Net Income excluding realized and unrealized gains (losses) does not create misleading disclosure prohibited by Rule 100(b). Rather, this measure provides additional clarity on the results of the Company’s underlying business operations as a whole for the periods presented by excluding distortions created by the unpredictability and volatility of realized and unrealized gains (losses). The exclusion of realized and unrealized gains (losses) does not accelerate the recognition of any revenue, does not change the timing of revenue recognition between reported periods, and does not otherwise result in the inclusion of amounts presented as revenues that are not recognized as revenue under GAAP.

The Company confirms that in future filings it will more clearly explain the nature of amounts being excluded from adjusted net income.

5.    Please tell us and revise future filings to more clearly disclose the reasons why management believes the presentation of adjusted net income provides useful information to investors regarding your financial condition and results of operations. Specifically explain why you exclude net realized and unrealized gains (losses) in your measurement.

Response:
The Company began disclosing Adjusted Net Income based on interest from multiple external users, including investors and research analysts. The Company believes Adjusted Net Income gives management and users of its financial information useful insight into the Company’s results of operations and the Company’s underlying business performance, as discussed below, by excluding gains and losses not specific to the Company’s business operations (i.e., that relate to the value of investments that are unrelated to the Company’s underlying operations).

The calculation of Adjusted Net Income excludes net realized and unrealized gains (losses) when they are related to changes in the value of investments or assets rather than related to performance of the Company’s business operations. For example, net realized and unrealized gains (losses) of mortgage loans held for sale are related to the business operations of the Company’s mortgage operations so are included in Adjusted Net Income but changes in the value of the mortgage servicing rights asset are excluded as they may not be indicative of the Company’s underlying operations. Similarly, net realized and unrealized gains (losses) on the insurance business investment portfolio are excluded from Adjusted Net Income because they are independent of the insurance underwriting operations. In addition, net realized and unrealized gains (losses) could distort the comparison between periods as the timing of net realized and unrealized gains (losses) may be unrelated to the Company’s underlying operations.

As requested, the Company will revise future filings to more clearly disclose the reasons why management believes the presentation of Adjusted Net Income provides useful information to investors regarding its financial condition and result of operations.

6.    We note your disclosure in note 2 on page 64 that, “Tax on adjustments represents the tax applied to the total non-GAAP adjustments and includes adjustments for non-recurring or discrete tax impacts. For the year ended December 31, 2022, included in the adjustment is an add-back of $33.1 million, respectively, related to deferred tax expense from the WP Transaction.” Given the materiality of this adjustment, please revise future filings to present this adjustment in a separate line.

Response:
The Company confirms that in future filings it will present the deferred tax expense from the WP Transaction in a separate line when disclosing non-GAAP adjustments.

Adjusted EBITDA - Non-GAAP, page 64

7.    Please tell us and revise future filings to disclose the reasons why management believes the presentation of adjusted EBITDA provides useful information to investors regarding your financial condition and results of operations. Specifically explain why you add unrealized gains (losses) on available for sale securities reported in other comprehensive income and why you add the pre-tax gain recorded directly to Tiptree Inc. stockholders’ equity related to the Warburg transaction. Please tell us how you considered whether these two adjustments have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP and would therefore result in the non-GAAP measure being misleading and violate Rule 100(b) of Regulation G. Refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance.

Response:
The Company uses Adjusted EBITDA to determine incentive compensation for the Company’s executive officers and as its pay for performance measure in the Company’s proxy statement. The Company believes its calculation of Adjusted EBITDA reflects a total return of the Company’s income from business operations, investment activity and capital allocation to assets. The inclusion of unrealized gains (losses) on available for sale securities reported in other comprehensive income and the pre-tax gain recorded directly to Tiptree Inc. stockholders’ equity related to the Warburg transaction, which we refer to as the Warburg gain to book value, each provide useful supplemental information to investors, financial analysts and the public in their review of the total economic performance of the Company because they reflect the increase or decrease in value to the Company resulting from its investment and capital allocation activities.
The Company considered Regulation G Rule 100 (b) and Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations in calculating Adjusted EBITDA. The Company respectfully submits that the inclusion of unrealized gains (losses) on available for sale securities reported in other comprehensive income and the Warburg gain to book value is not misleading when viewed in context with accompanying information, nor is its inclusion substituting an individually tailored recognition or measurement method viewed in the context with the information accompanying that measure. The adjustment appropriately reflects the economic impacts of the Company’s investment activity and impact of the Warburg transaction.
The Company will revise future filings to further disclose the reasons why management believes the presentation of Adjusted EBITDA provides useful information to investors regarding its financial condition and result of operations.

Revenue Recognition - Earned Premiums, net, page F-16

8.    Please quantify for us the amount of revenue recognized for each year presented, using the Rule of 78’s. Additionally, please provide us an accounting analysis that explains how the Rule of 78’s is consistent with the pattern of losses. Refer to ASC 944-605-21-1 for guidance.

Response:
Please see below for a summary of the amount of Earned Premium for 2020, 2021 and 2022, in aggregate and using the Rule of 78’s:

(In thousands)

Year	Total Earned Premiums, net
2022	$904,765
2021	$685,552
2020	$477,991

Year	Earned Premiums from Rule of 78’s Earnings, net
2022	$388,460 (43% of 2022 Total Earned Premium)
2021	$363,352 (53% of 2021 Total Earned Premium)
2020	$287,574 (60% of 2020 Total Earned Premium)

Those products that earn premium using the Rule of 78’s include the following:
Single Premium Credit Life Insurance
Single Premium Credit Disability Insurance
Single Premium Credit-Related Property and Casualty Insurance
Automobile GAP Insurance

To determine the appropriate method, the Company uses its historical claims data, in conjunction with industry information, to derive the expected timing of performance, using actuarial methods applied to products or groups of similar products. Management then assigns earning patterns that correspond to the historical pattern of losses. The Company uses the Rule of 78’s method for recognizing revenue from these products because that method of earnings is consistent with the pattern of losses for each of the product categories. The pattern of losses is caused by the decline in the insurance protection provided over time, as the related loan balance, or related automobile value, declines. Application of the Rule of 78’s in this context is consistent with ASC 944-605-25-1, which prescribes that premiums shall be recognized as revenue over the period of the contract in proportion to the amount of insurance protection provided.

Note (8) Reinsurance Receivables, page F-29

9.    We note you recognized $1,176 million as reinsurance receivables as of December 31, 2022, and that, of this amount, $725 million represented prepaid reinsurance premiums. Please tell us how you determined that prepaid reinsurance premiums should be combined with reinsurance recoverables and presented together as receivables. Alternatively, please revise to separately present prepaid reinsurance premiums. Refer to ASC 944-340-25-1 and ASC 944-310-25-2 for guidance.

Response:
The Company confirms that in future filings it will present prepaid reinsurance premiums and reinsurance recoverables in separate lines on the face of the balance sheet. The Company notes that prepaid reinsurance premiums and reinsurance recoverables are shown separately in Note (8) on page F-30 in accordance with ASC 944-340-25-1 and ASC 944-310-25-2.

Debt Covenants, page F-36

10.    We note your disclosure that the Company was in compliance with the representations and covenants for its outstanding debt or obtained waivers for any events of non-compliance. We also note your risk factor disclosure related to the risk of an event of default on page 31. Please revise your disclosure to identify any debt agreement and covenant for which you obtained a waiver. Additionally, discuss the facts and circumstances necessitating the waiver and disclose any material terms and conditions to the waiver. Refer to Section IV.C of SEC Release 33-8350 for guidance.

Response:
The Company confirms that in future filings it will provide the disclosure required under the guidance of Section IV.C of SEC Release 33-8350 for any waivers obtained. The Company did not obtain any waivers of representation or covenants under its outstanding debt for the periods presented.

Note (14) Revenue from Contracts with Customers, page F-46

11.    Please quantify for us the amount of revenue recognized for each year presented, for each non-straight line revenue recognition method (e.g., Rule of 78’s, etc.) used for contracts with customers. For each method with a material amount of revenue, please provide us an accounting analysis that explains how each method is consistent with the guidance in ASC 606-10-25-23 that states that revenue should be recognized as you satisfy a performance obligation. Specifically, tell us in detail and revise future filings to disclose how each method faithfully depicts the transfer of your services. Refer to ASC 606-10-50-18 for guidance.

Response:
The table below quantifies the revenues from contracts with customers by revenue recognition method for 2020, 2021 and 2022.

(In thousands)

ASC 606 Revenue by Earnings Method	2022	2021	2020
Straight Line	$270,735	$228,127	$137,647

Non-Straight Line
Rule of 78s	$15,401	$13,456	$12,219
Reverse Rule of 78s	$14,087	$16,980	$13,692

Total	$300,223	$258,563	$163,558

A majority of the Company’s revenue from customers reported in Note (14) accounted for under ASC 606 are from service contracts and motor club memberships. The Company provides claim services on a stand-ready basis to these customers, over the durations of the contracts (ASC 606-10-25-21). The customer simultaneously receives and consumes the benefits provided by the Company’s performance of its obligations as the Company performs them, thus the performance obligation is recognized over time in accordance with ASC 606-10-25-27. The occurrence, timing, value, and number of claims on an individual contract are not known in advance. To determine the appropriate method, the Company uses its historical claims data, in conjunction with industry information, to derive the expected timing of performance, using actuarial methods applied to products or groups of similar products. Management then assigns earning patterns that correspond to the historical timing of service performance thus derived. Revenue is earned on a straight-line basis if a) the historical timing of performance supports that method, or b) the historical data is not yet sufficient to support an actuarial determination of a more fitting method. In accordance with ASC 606-10-25-35, the Company periodically evaluates its historical data to affirm continued use of assigned earnings methods.

The Company will revise future filings to disclose how each non-straight line revenue recognition method used for contracts with customers faithfully depicts the transfer of its services.

* * * * *

Please do not hesitate to call or email me with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,
/s/ Scott McKinney

Scott McKinney
Chief Financial Officer
Tiptree Inc.

cc:    Neil C. Rifkind, Vice President, General Counsel and Secretary, Tiptree Inc.
Michael Littenberg and William Michener, Ropes & Gray LLP
Deloitte & Touche LLP